Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Financial Information for the Three-month Periods Ended March 31, 2004 and 2003 and Report of Independent Accountants

Index to Condensed Consolidated Interim Financial Statements Page

Report of Independent Accountants

Condensed Consolidated Interim Balance Sheet

Condensed Consolidated Interim Statement of Income

Condensed Consolidated Interim Statement of Cash Flows

Notes to the Condensed Consolidated Interim Financial Statements

Report of Independent Accountants

To the Board of Directors and Shareholders

Votorantim Celulose e Papel S.A.

1 We have reviewed the accompanying condensed consolidated balance sheet of Votorantim Celulose e Papel S.A. (the "Company") and its subsidiaries as of March 31, 2004, and the related condensed consolidated statements of income and of cash flows for the periods of three months ended March 31, 2004 and 2003. This financial information is the responsibility of the Company's management.

2 We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such opinion.

3 Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated interim financial information as of March 31, 2004 and for the three-month periods ended March 31, 2004 and 2003, for it to be in conformity with accounting principles generally accepted in the United States of America.

4 We have previously audited in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of the Company and its subsidiaries as of December 31, 2003, and the related consolidated statement of income, of cash flows and of changes in shareholders' equity for the year then ended (not presented herein), and in our report dated January 20, 2004 we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2003, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

PricewaterhouseCoopers São Paulo, Brazil

Auditores Independentes April 15, 2004

Condensed Consolidated Interim Balance Sheet

Expressed in millions of United States dollars, except number of shares

	March 31,2004 (Unaudited )	December 31, 2003
Assets
Current assets
Cash and cash equivalents	325	290
Held-to-maturity investments	106	106
Trade accounts receivable, net	148	151
Inventories	99	97
Recoverable taxes	41	35
Other	15	11
	734	690
Investment in affiliates and goodwill	252	245
Property, plant and equipment, net	1,212	1,202
	1,464	1,447
Other assets
Held-to-maturity investments	199	197
Unrealized gains from foreign currency
and interest rate swaps	55	51
Deferred income tax	26	26
Other	56	57
	336	331
Total assets	2,534	2,468

Condensed Consolidated Interim Balance Sheet

Expressed in millions of United States dollars, except number of shares

	March 31, 2004 (Unaudited)	December 31, 2003
Liabilities and shareholders' equity
Current liabilities
Trade payables	48	36
Short-term debt	61	48
Current portion of long-term debt	412	431
Payroll, profit sharing and related charges	10	13
Income taxes	9	8
Other	27	24
	567	560
Long-term liabilities
Long-term debt	646	667
Accrued liabilities for legal proceedings	64	56
	710	723
Commitments and contingencies (Note 12)
Shareholders' equity
Preferred shares, no par value, 56,000,000,000 shares authorized, 17,182,209,232 shares issued	553	553
Common shares, no par value, 28,000,000,000 shares authorized, 21,140,490,321 shares issued	767	767
Additional paid in capital	29	29
Treasury shares, at cost - 1,580,000 shares	(1)	(1)
Appropriated retained earnings	46	46
Unappropriated retained earnings	853	773
Accumulated other comprehensive deficit
Net unrealized loss on available-for-sale securities of affiliates	(1)	(1)
Cumulative translation adjustment	(989)	(981)
	1,257	1,185
Total liabilities and shareholders' equity	2,534	2,468

The accompanying notes are an integral part of the condensed consolidated financial information.

Condensed Consolidated Interim Statement of Income

Expressed in millions of United States dollars, except number of shares

	Three-month period ended March 31
	2004	2003
	(Unaudited)	(Unaudited)
Net operating revenue
Domestic sales (Net of sales taxes: 2004 - US$ 26 and 2003 - US$ 23)	112	99
Export sales (including related party sales in 2003 - US$ 48)	135	81
	247	180
Operating costs and expenses
Cost of sales	124	89
Selling and marketing	30	16
General and administrative	8	6
Other operating expense, net	1	7
	163	118
Operating income	84	62
Non-operating income (expense)
Financial income	12	15
Financial expense	(16)	(16)
Foreign exchange gain (loss), net	3	(4)
	(1)	(5)
Income before taxes on income and equity in affiliates	83	57
Income tax expense
Current	(10)	(6)
Deferred		1
	(10)	(5)
Income before equity in affiliates	73	52
Equity in earnings of affiliates	7	7
Net income	80	59

Net income applicable to preferred shares	42	28
Net income applicable to common shares	38	31
Net income	80	59

Basic and diluted earnings per ADS - in U.S. dollars
(1 ADS: 500 preferred shares)
Preferred	1.11	0.82
Common	1.01	0.74

Basic and diluted earnings per 1,000 shares - in U.S. dollars
Preferred	2.21	1.63
Common	2.01	1.48

Weighted average number of shares outstanding (thousands)
Preferred	17,180,632	17,069,828
Common	21,140,490	21,140,490

Condensed Consolidated Interim Statement of Cash Flows

Expressed in millions of United States dollars

	Three-month period ended March 31
	2004	2003
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net income	80	59
Adjustments to reconcile net income to cash provided by operating activities
Foreign exchange (gain) loss, net	(3)	4
Equity in earnings of affiliates	(7)	(7)
Deferred income tax		(1)
Depreciation and depletion	22	15
Loss on disposal of property, plant and equipment	1	1
Decrease (increase) in assets
Trade accounts receivable	3	(15)
Inventories	(2)	2
Other assets	(10)	(7)
Increase (decrease) in liabilities	21	2
Net cash provided by operating activities	105	53
Cash flows from investing activities
Purchases of held-to-maturity investments, net of proceeds from sale	2	(6)
Acquisition of property, plant and equipment, net of proceeds from sale	(41)	(41)
Net cash used in investing activities	(39	(47)
Cash flows from financing activities
Short-term debt	13	18
Long-term debt
Issuances	72	104
Repayments	(115)	(129)
Sales of treasury shares		1
Net cash used in financing activities	(30)	(6)
Effect of exchange rate changes on cash and cash equivalents	(1)	3
Net increase in cash and cash equivalents	35	3
Cash and cash equivalents at beginning of period	290	90
Cash and cash equivalents at end of period	325	93

The accompanying notes are an integral part of the condensed consolidated financial information.

Notes to the Condensed Consolidated Interim Financial Information

Expressed in millions of United States dollars, unless otherwise stated

1 Our Business

Votorantim Celulose e Papel S.A. ("VCP" or "we") has the legal status of a "sociedade por ações", or a stock corporation, operating under the Brazilian Corporate law and headquartered in the state of São Paulo.

We produce eucalyptus pulp which we use in our own integrated paper manufacturing facilities or, to a lesser extent, sell in the domestic and foreign markets. We also have forestry operations which produce the pulp wood required for our production. Our business has experienced, and is likely to continue to experience, cycles relating to available industry capacity and general industry economic conditions. Our sales (volumes and prices) are affected by such conditions which are beyond our control. We are a member of the Votorantim Group, which has other interests in Brazil and abroad, principally in cement, metallurgy, agribusiness, chemicals and financial services.

2 Condensed Accounting Policies

(a) Basis of presentation and translation

The financial information has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The condensed consolidated financial information as at and for the three-month periods ended March 31, 2004 and 2003 are unaudited. This condensed financial information includes all adjustments consisting of normal recurring adjustments which, in the opinion of our management, are necessary for a fair presentation of our consolidated financial position, results of operations and cash flows for the interim periods presented.

The condensed financial information should be read in conjunction with our financial statements prepared for the year ended December 31, 2003. Our results for the three-months period ended March 31, 2004 are not necessarily indicative of the results be reported by us for the entire year ending December 31, 2004.

The accounting policies adopted in preparing this unaudited financial information are consistent with those used by us in the preparation of our audited financial statements for the year ended December 31, 2003.

Our balance sheet at December 31, 2003 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

Our consolidated financial statements include the accounts of VCP and our directly and indirectly controlled subsidiaries: VCP Exportadora e Participações S.A., VCP Florestal Ltda, St. Helen Holding III B.V., Normus Emprendimentos e Participações Ltda., Newark Financial Inc. and VCP Overseas Holding KFT, all of which are wholly owned. Significant intercompany accounts and transactions have been eliminated in the consolidation. The 12.35% owned equity investee, Aracruz Celulose S.A. ("Aracruz"), in which we acquired interest during 2001 and our 50 percent owned equity investees, Voto - Votorantim Overseas Trading Operations N.V. ("VOTO") and Voto - Votorantim Overseas Trading Operations II Limited. ("VOTO II") respectively, are accounted for using the equity method.

The U.S. dollar amounts for the periods presented have been remeasured (translated) from the Brazilian currency amounts (real - R$) in accordance with the criteria set forth in Statement of Financial Accounting Standards (SFAS) 52. We have translated all assets and liabilities into U.S. dollars at the current exchange rate (March 31, 2004 - R$ 2.9086: US$ 1.00; December 31, 2003 - R$ 2.8892: US$ 1.00), and all accounts in the statement of income and cash flows at the average rates of exchange in effect during the period (March 31, 2004 - R$ 2.8985: US$ 1.00; March 31, 2003 - R$ 3.4960: US$ 1.00). The translation adjustments are made directly to the cumulative translation adjustment ("CTA") account in shareholders' equity.

(b) Revenues and expenses

We recognize revenue and associated costs of sales at the time our products are shipped. Our customers that purchase on credit agree to payment terms that effectively include finance charges. The finance charge on each sale is the difference between the amount the customer agrees to pay at the due date and the cash sale price. The finance charges are recognized over the payment period and are included in financial income.

Shipping and handling costs are charged to selling and marketing expenses and totaled approximately US$ 16 and US$ 9 during the three months ended March 31, 2004 and 2003, respectively.

(c) Recoverability of our long-lived assets

We review our property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of groups of assets to which we are able to attribute identifiable largely independent future cash flows. Asset groups are forestry projects or production facilities for paper and pulp. We adjust the net book value of the underlying assets if the sum of the expected future cash flows is less than book value. These reviews to date have not indicated the need to recognize any impairment losses and have been performed following the criteria in SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets".

A goodwill impairment provision was determined in the fourth quarter of 2002 based on the market price of US$ 18.56 for the Aracruz ADRs on December 31, 2002 of US$ 136 (gross of deferred income tax effects of US$ 46) which was charged directly to income.

(d) Derivative financial instruments

We account for our financial instruments under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" and its amendments and recognize our foreign currency and interest rate swap agreements on the balance sheet at fair value, adjustments to fair value are recorded through income.

(e) Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board ("FASB"), recently issued a number of Financial Accounting Standards and interpretations; management estimates that once adopted these statements will not have a material impact on the financial position and results of operations.

SFAS 150 - "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities.

In December 2003, the FASB issued FIN 46R - "Consolidation of Variable Interest Entities, (revised December 2003)". The primary objectives of FIN 46R are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (variable interest entities or VIEs) and how to determine when and which business enterprise should consolidate the VIE (the primary beneficiary). This new model for consolidation applies to an entity in which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46R requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures regarding the nature, purpose, size and activities of the VIE and the enterprise's maximum exposure to loss as a result of its involvement with the VIE.

The implementation date of FIN 46R is the first period ending after December 15, 2003 for Special Purpose Entities (SPEs) and as from January 1, 2004 for previously existing variable interest entities which are not SPEs. FIN 46R may be applied prospectively with a cumulative adjustment as of the date on which it is first applied or by restating previously issued financing statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. The adoption of FIN 46R will not result in consolidation of any additional entities at December 31, 2003. The Company has no variable interest entities which are not SPEs, and initial implementation of FIN 46R will not have any impact on the financial statements.

3 Inventories

	March 31, 2004 (Unaudited)	December 31, 2003
Finished products	51	51
Work in process	7	6
Raw materials and supplies	39	38
Imports in transit and other	2	2
	99	97

4 Property, Plant and Equipment

	March 31, 2004 (Unaudited)	December 31, 2003
Land	58	45
Buildings	100	101
Machinery, equipment and installations	975	975
Forests	203	184
Other	121	124
Construction in process	76	75
	1,533	1,505
Accumulated depreciation and depletion	(321)	(303)
	1,212	1,202

5 Income Taxes

Due to our enrollment in the Program of Tax Recovery (REFIS) we may elect annually for each year from 2001 to 2005 to calculate and pay our income taxes either based on the provisions of REFIS (an estimated tax basis which is based on net sales for the year adjusted by financial income and other income) or actual pre-tax income. For 2001 up to 2004 we elected to calculate and pay our income taxes based on the provisions of REFIS.

	March 31, 2004 (Unaudited)	December 31, 2003
Deferred tax
Tax loss carryforwards	18	15
Tax effects on impairment of investee (Note 2(c))	46	46
Other	4	4
Cross currency interest rate swap contracts	(8)	(16)
Accelerated depreciation and other US GAAP adjustments	(34)	(23)
Net deferred tax asset	26	26

6 Short-term Debt

Short-term debt represents commitments under recourse provisions to honor export receivables transferred to banks accounted for as secured borrowings. Historically, we have not incurred significant losses in connection with such recourse provisions.

7 Long-term Debt

	Interest rate at March 31, 2004 - % p.a.	March 31, 2004 (Unaudited)	December 31, 2003
Third parties
In U.S. dollars
Syndicated bank loan	LIBOR + 2.00	222	269
ABN AMRO bank loan	4.25	101	106
Export credits (pre-payment)	LIBOR + 2.59	253	264
Export credits (ACCs)	3.57	142	160
Total third parties		718	799
Related parties
In U.S. dollars
VOTO II loan	5.75	127	125
VOTO III loan	7.875	46
		173	125
In Reais
Banco Nacional de Desenvolvimento
Econômico e Social ("BNDES")
TJLP	TJLP + 3.0	135	140
UMBNDES	9.76	32	34
Total related parties		167	174
Total long-term debt		1,058	1,098
Less: current portion		(412)	(431)
Long-term portion		646	667

Note:

LIBOR = London Interbank Offered Rate. At March 31, 2004, the LIBOR rate was 1.09 % per annum.

TJLP = "Taxa de Juros a Longo Prazo", a long-term interest rate fixed quarterly by the Brazilian Central Bank. At March 31, 2004, the TJLP rate was 10 % per annum.

UMBNDES: Weighted-average exchange rate variation on basket of currencies, predominantly U.S. dollars, held by BNDES. (March 31, 2004 - 0.039; December 31, 2003 - 0.067).

(a) Syndicated bank loan

In October 2001, our wholly owned subsidiary VEP, through its wholly owned subsidiary Newark, received a bridge financing of US$ 370 to finance the acquisition of our interest in Aracruz.

On May 23, 2002, VCP Trading N.V. and VCP North America Inc., two wholly owned subsidiaries of Newark, entered into a US$ 380 credit agreement with ABN AMRO Bank N.V. All of the proceeds from the credit agreement were advanced to Newark (US$ 304 by VCP Trading and US$ 76 million by VCP North America) as a prepayment trade financing between Newark, VCP Trading and VCP North America. Newark used the proceeds from these advances to pay in full the bridge financing and to make certain payments in connection with the credit agreement. The obligations of VCP Trading and VCP North America under the credit agreement are guaranteed directly or indirectly by Newark, VEP and us. The loans under the credit agreement are secured by liens on certain collateral, including receivables arising under agreements entered into Newark, VCP Trading and VCP North America with its respective customers for the sale of certain products. Beginning in June 2003, we started paying monthly interest of US$ 16.

(b) ABN AMRO bank loan

Pursuant to a right granted in the Eurobond indenture issued by VOTO I in June 1997, our 50% affiliated company St. Helen Holding II B.V., located in Curaçao, exerted its call option and purchased the US$ 400 bond. Funds used for the acquisition of these bonds were raised through a syndicated bank loan, maturing in 2005. Subsequently, St Helen II transferred US$ 200 to our indirectly controlled subsidiary St Helen III. As described below, we fully paid the principal of this loan of US$ 125 during 2003. In addition, we entered into a credit agreement with ABN AMRO for US$ 38 of which US$ 10 was repaid during 2003.

(c) VOTO II loan

On July 28, 2003 together with VPAR, we jointly formed VOTO II, a 50% affiliated company based in the Cayman Islands, for the sole purpose of raising funds. VOTO II issued US$ 250 5.75% Bonds due 2005 in the international market, under Regulation S and on-lent US$ 125 to each of St. Helen III and to St. Helen II. Together with VPAR and Cimento Rio Branco S.A., a company also under common control of our shareholder VPAR we are the guarantors for this operation.

The funds onlent to St. Helen III were utilized to redeem part of the US$ 203 debt that was contracted on June 27, 2002 with ABN AMRO Bank N.V., with the intent of buying back US$ 200 of the VOTO I Bonds. The interest rate on the balance of US$ 78 was renegotiated to 4.25% per annum, down from the original rate of 6.87% per annum, and the maturity extended to September 17, 2004, with a possible one year extension.

(d) VOTO III loan

On January 16, 2004 the VPAR formed VOTO III, a company based in the Cayman Islands, for the sole purpose of raising funds. VOTO III issued US$ 300 7.875% Bonds due 2014 in the international market. We received 15% of total amount issued or US$ 45. The liability of VCP will be limited to 15% of the entire operation.

(e) Other guarantees

The BNDES loans are secured by property, plant and equipment and a lien on certain land and personal guarantees of an owner of Hejoassu, our ultimate parent company.

(f) Long-term debt maturities

At March 31, 2004, long-term debt maturities are as follows:

2005	303
2006	217
2007	31
2008	31
2009	64
646

8 Related Parties

Balances and transactions with related parties are as follows:

	Nature and business purpose of transactions	March 31, 2004	December 31, 2003
		(Unaudited)
Cash, cash equivalents and held-to-maturity investments	Surplus cash funds invested with Group financial institutions
Votorantim Group company
Banco Votorantim S.A.		388	361
Draft II Participações S.A.		8	8
Unrealized gains from cross currency interest rate swaps	Arising from swap contract transactions in which the Group financial institution acts as counter-party
Votorantim Group company
Banco Votorantim S.A.		53	52
Long-term loans from related parties	Loans from related parties
Votorantim Group company
VOTO II		127	125
VOTO III		46
BNDES (shareholder)		167	174

9 Financial Instruments and Derivatives

The fair values of our foreign currency and interest rate swap contracts were estimated based on quoted market prices of comparable contracts. At March 31, 2004 and December 31, 2003 the notional amounts of our outstanding foreign currency and interest rate swap contracts were US$ 259 and US$ 259, respectively, and their fair values were US$ 55 and US$ 51, respectively.

The carrying amounts and fair values of our financial instruments were as follows:

	March 31, 2004		December 31, 2003
	(Unaudited )
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	325	325	290	290
Held-to-maturity investments
Debentures	8	8	8	8
Global Bonds	110	115	113	83
Brazilian Government Bonds	187	284	182	217
Unrealized gains from foreign currency and interest rate swaps	55	55	51	51
Short-term debt	61	61	48	48
Long-term debt	1,058	1,059	1,098	1,114

10 Segment Information

	Three-month period ended March 31
	(Unaudited)
	2004		2003
	Pulp	Paper	Pulp	Paper
Revenues from external customers	101	146	58	122
Intersegment revenues	45		48
Segment profit	43	41	38	24

At March 31, 2004 pulp segment asset had increased by US$ 16 and paper segment asset had decreased by US$ 1, from amounts reported at December 31, 2003. In the three month period ended March 31, 2004, the acquisitions of property, plant and equipment were US$ 36 pulp and US$ 5 paper.

A reconciliation of combined operating profit from our Pulp and Paper segments to U.S. GAAP consolidated income before taxes on income and equity in affiliates is as follows:

	Three-month period ended March 31
	(Unaudited)
	2004	2003
Total operating profit for reportable segments	84	62
Financial income	12	15
Financial expenses	(16)	(16)
Foreign exchange gains (losses), net	3	(4)
Income before income tax	83	57

11 Comprehensive Income (Loss)

Total comprehensive income (loss) is comprised of:

	Three-month period ended March 31
	(Unaudited)
	2004	2003
Net income	80	59
Translation adjustments	(8)	46
Comprehensive income (loss)	72	105

Translation adjustments resulted from the changes in exchange rates between the real and the U.S. dollar.

12 Commitments and Contingencies

We are party to certain legal proceedings in Brazil arising in the normal course of business, and have made provisions when we believe that we can reasonably estimate probable losses. In connection with some of these proceedings we have made deposits (included in other non-current assets - other in our balance sheet) which will only be released to income upon a judgment in our favor. The position of such provisions for tax and other litigation and deposits is as follows:

	March 31, 2004		December 31, 2003
	(Unaudited)
Type of proceeding	Deposits	Provisions	Deposits	Provisions
Tax-related	4	52	3	44
Civil-related		9		9
Labor-related	17	3	17	3
	21	64	20	56

We have long-term "Take-or-Pay" contracts with suppliers of chemical products for periods from 10 to 14 years. The contractual obligations in connection with such contracts are approximately US$ 49 per year.

We provide guarantees to banks, not in excess of 180 days, which finance sales to certain of our selected customers. We recognize revenue on these sales at the time our products are delivered which is the time we transfer title to our customers. Under these "vendor programs" we are the secondary obligor to the bank and monitor the amount due from the customer to the bank. We periodically review the adequacy of our allowance for estimated losses and adjust our allowance accordingly. At March 31, 2004, customer guarantees provided by us totaled US$ 38, including interest (US$ 51 at December 31, 2003). Our guarantees are usually secured by the personal guarantee of the customer's owner.